Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31, 2013
	2008	2009	2010	2011	2012
	(in thousands, except ratio)
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$24,954	$7,711	$(50,308)	$46,685	$72,769	$18,707
Capitalized interest	(276)	(112)	(84)	—	(3,891)	(2,238)
Depreciation of capitalized interest	23	30	36	36	295	444
Distributions from 50% or less owned companies carried at equity	2,158	950	6,482	20,028	38,809	9,630

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$26,859	$8,579	$(43,874)	$66,749	$107,982	$26,543

Fixed charges
Interest on long-term debt	$13,395	$13,730	$22,977	$35,781	$41,041	$11,471
Capitalized interest	276	112	84	—	3,891	2,238
Rental expenses representative of an interest factor	2,189	3,006	3,923	4,583	5,406	1,501

Total fixed charges	$15,860	$16,848	$26,984	$40,364	$50,338	$15,210

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$42,719	$25,427	$(16,890)	$107,113	$158,320	$41,753

RATIO OF EARNINGS TO FIXED CHARGES	2.7	1.5	—	2.7	3.1	2.7